SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                 Infinity, Inc.
                                (Name of Issuer)

                    Common Stock, par value $.0001 per share
                         (Title of Class of Securities)

                                   45663L 30 4
                                 (CUSIP Number)

                               Daniel B. Nunn, Jr.
                     Martin, Ade, Birchfield & Mickler, P.A.
                        One Independent Drive, Suite 3000
                           Jacksonville, Florida 32202
                                 (904) 354-2050
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 March 22, 1999
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(e), 13d-1(f) or 13d-1(g), check the following box. o

                  Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                  * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 45663L 30 4                        13D               Page 2 of 7 Pages
--------------------------------------------------------------------------------

   1       Names of Reporting Persons/I.R.S. Identification Nos. of
           Above Persons (Entities Only)
                                   David J. Smith
--------------------------------------------------------------------------------
   2       Check the Appropriate Box if a Member of a Group        (a) |X|
           (See Instructions)                                      (b) |_|
--------------------------------------------------------------------------------
   3       SEC Use Only
--------------------------------------------------------------------------------
   4       Source of Funds (See Instructions)

                                   PF

--------------------------------------------------------------------------------
   5       Check if Disclosure of Legal Proceedings is Required Pursuant to
           Item 2(d) or 2 (e)

                                   |_|

--------------------------------------------------------------------------------
   6       Citizenship or Place of Organization

                                   United States
--------------------------------------------------------------------------------
 Number of Shares                 7       Sole Voting Power
                                                  361,499
 Beneficially Owned               8       Shared Voting Power
                                                  ------------
 by Each Reporting                9       Sole Disposition Power
                                                  361,499
     Person with                 10       Shared Disposition Power
                                                  -------------
--------------------------------------------------------------------------------
   11       Aggregate Amount Beneficially Owned by Each Reporting Person
                                   361,499

--------------------------------------------------------------------------------
   12       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
               |_|
            (See Instructions)

--------------------------------------------------------------------------------
   13       Percent of Class Represented by Amount in Row (11)
                                   3.03%

--------------------------------------------------------------------------------
   14       Type of Reporting Person (See Instructions)

                                    IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 45663L 30 4                        13D               Page 3 of 7 Pages
--------------------------------------------------------------------------------

   1       Names of Reporting Persons/I.R.S. Identification Nos. of
           Above Persons (Entities Only)
                                  Nils P. Peterson
--------------------------------------------------------------------------------
   2       Check the Appropriate Box if a Member of a Group      (a) |X|
           (See Instructions)                                    (b) |_|

--------------------------------------------------------------------------------
   3       SEC Use Only

--------------------------------------------------------------------------------
   4       Source of Funds (See Instructions)

                                  PF
--------------------------------------------------------------------------------
   5 Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2 (e)

                                  |_|

--------------------------------------------------------------------------------
   6       Citizenship or Place of Organization

                                   United States

--------------------------------------------------------------------------------
 Number of Shares                 7       Sole Voting Power
                                                  120,000
 Beneficially Owned               8       Shared Voting Power
                                                  146,000
 by Each Reporting                9       Sole Disposition Power
                                                   120,000
     Person with                 10       Shared Disposition Power
                                                   146,000

   11       Aggregate Amount Beneficially Owned by Each Reporting Person
                                    266,000
--------------------------------------------------------------------------------
   12       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                    |_|
            (See Instructions)

--------------------------------------------------------------------------------
   13       Percent of Class Represented by Amount in Row (11)
                                    2.23%

--------------------------------------------------------------------------------
   14       Type of Reporting Person (See Instructions)

                                    IN
--------------------------------------------------------------------------------

Item 4.           Purpose of Transaction.

         Item 4 is hereby amended to add the following:

         On March 22, 1999, Mr. Smith and Mr. Peterson (the "Reporting Persons") attended the Special Meeting of Shareholders of Infinity, Inc. (the "Company" or "Infinity"), held in Denver, Colorado, that had been called for the purpose of considering a proposed reverse stock split (the "Special Meeting").

         At the Special Meeting, Mr. Smith proposed to Mr. Stanton Ross, the CEO of the Company, that the Board of Directors be restructured to provide for a Board of Directors consisting of three independent, non-employee directors (the "Outside Directors") and two directors who also serve as employees of the Company (the "Inside Directors"). Mr. Smith proposed that Mr. Ross and one other officer of the Company should serve as the Inside Directors and that Mr. Smith, Mr. Peterson and one other person designated by the Reporting Persons serve as the Outside Directors. To date, Mr. Ross has not given any definitive response to this proposal.

         At the Special Meeting, Mr. Smith also stated the intention of the Reporting Persons to propose a new slate of directors of the Company and to solicit proxies to elect the new slate unless the makeup of the existing Board of Directors is restructured. At this time, the Reporting Persons intend to engage in such activities for the purpose of electing a new Board of Directors of the Company because they believe that it is in the best interest of the Shareholders of the Company and will enhance shareholder value.

         Except as set forth above, the Reporting Persons have no oral or written agreements, understandings or arrangements for the purpose of acquiring, holding, voting or disposing of any securities of the Company or otherwise with respect to the Company.

         Subject to availability at prices deemed favorable, the Reporting Persons may acquire additional shares of common stock of the Company from time to time in the open market, in privately negotiated transactions or otherwise. The Reporting Persons also may dispose of shares of common stock of the Company from time to time in the open market, in privately negotiated transactions or otherwise.

         Although the foregoing represents the range of activities presently contemplated by the Reporting Persons with respect to the Company and its common stock, it should be noted that possible activities of the Reporting Persons are subject to change at any time. Except as set forth above, the Reporting Persons have no present plans or intentions that relate to or that would result in any of the transactions described in clauses (a) through (j) of Item 4 of Schedule 13D.

                                    SIGNATURE

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, correct and complete.


         Dated: April 5, 1999                         /s/ David J. Smith
                                                      -------------------
                                                          David J. Smith

                                    SIGNATURE

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, correct and complete.


         Dated: April 5, 1999                         /s/ Nils P. Peterson
                                                      ---------------------
                                                          Nils P. Peterson